UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

          CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
       SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
           OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.

                        Commission File Number 000-17326

                      Anangel-American Shipholdings Limited
             (Exact name of registrant as specified in its charter)

                                Sygrou Avenue 354
                                Kallithea 176-74
                                     Greece
                                011 3010 946 7200
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

             Class A Ordinary Shares, Nominal Value $1.00 Per Share
                                       and
                           American Depositary Shares
                (Each American Depositary Share Representing One
             Class A Ordinary Share, Nominal Value $1.00 Per Share)
            (Title of each class of securities covered by this Form)

                                      None
             (Titles of all other classes of securities for which a
                   duty to file reports under section 13(a) or
                                 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)     [X]         Rule 12h-3(b)(1)(i)     [X]
         Rule 12g-4(a)(1)(ii)    [ ]         Rule 12h-3(b)(1)(ii)    [ ]
         Rule 12g-4(a)(2)(i)     [ ]         Rule 12h-3(b)(2)(i)     [ ]
         Rule 12g-4(a)(2)(ii)    [ ]         Rule 12h-3(b)(2)(ii)    [ ]
                                             Rule 15d-6              [ ]

      Approximate number of holders of record as of the certification or notice date: Less than 300 persons

      Pursuant to the requirements of the securities Exchange Act of 1934, Anangel-American Shipholdings Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 3, 2002                By:     Demetrios A. Stylianou
      ---------------------              -----------------------------------
                                 Name:   Demetrios A. Stylianou
                                 Title:  Director

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.